Filed by Frontier Oil Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Frontier Oil Corporation
Commission File No.:1-7627
Important Information for Investors and Shareholders
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The issuance of Holly Corporation (“Holly”) common stock in connection with the proposed merger will be submitted to Holly’s shareholders for their consideration, and the proposed merger will be submitted to shareholders of Frontier Oil Corporation (“Frontier”) for their consideration. Holly will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement to be used by Holly and Frontier to solicit the required approval of their shareholders in connection with the proposed merger and will constitute a prospectus of Holly. Holly and Frontier may also file other documents with the SEC concerning the proposed merger. INVESTORS AND SECURITY HOLDERS OF HOLLY AND FRONTIER ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents containing important information about Holly and Frontier, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Holly will be available free of charge on Holly’s website at www.hollycorp.com under the tab “Investors” or by contacting Holly’s Investor Relations Department at (214) 871-3555. Copies of documents filed with the SEC by Frontier will be available free of charge on Frontier’s website at www.frontieroil.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by contacting Frontier’s Investor Relations Department at (713) 688-9600.
Holly, Frontier and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Holly and shareholders of Frontier in connection with the proposed transaction. Information about the directors and executive officers of Holly is set forth in its proxy statement for its 2010 annual meeting of shareholders, which was filed with the SEC on March 25, 2010. Information about the directors and executive officers of Frontier is set forth in its proxy statement for its 2010 annual meeting of shareholders, which was filed with the SEC on March 22, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.
Cautionary Statement Regarding Forward-Looking Statements
This transcript contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These include statements regarding the effects of the proposed merger and statements preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “estimates,” or similar expressions. Forward looking statements relating to expectations about future results or events are based upon information available to Holly and Frontier as of today’s date, and are not guarantees of the future performance of Holly, Frontier or the combined company, and actual results may vary materially from the results and expectations discussed. For instance, although Holly and the Frontier have signed an agreement for a subsidiary of Holly to merge with and into Frontier, there is no assurance that they will complete the proposed merger. The merger agreement will terminate if the companies do not receive the necessary approval of Holly’s shareholders or Frontier’s shareholders or government approvals or if either Holly or Frontier fails to satisfy conditions to closing. Additional risks and uncertainties related to the proposed merger include, but are not limited to, the successful integration of Holly’s and Frontier’s business and the combined company’s ability to compete in the highly competitive refining and marketing industry. The revenues, earnings and business prospects of Holly, Frontier and the combined company and their ability to achieve planned business objectives will be subject to a number of risks and uncertainties. These risks and uncertainties include, among other things, risks and uncertainties with respect to the actions of actual or potential competitive suppliers of refined petroleum products in Holly’s, Frontier’s and the combined company’s markets; the demand for and supply of crude oil and refined products; the spread between market prices for refined products and market prices for crude oil; the possibility of constraints on the transportation of refined products; the possibility of inefficiencies, curtailments or shutdowns in refinery operations or pipelines; effects of governmental and environmental regulations and policies; the availability and cost of financing; the effectiveness of capital investments and marketing strategies; efficiency in carrying out construction projects; the ability to acquire refined product operations or pipeline and terminal operations on acceptable terms and to integrate any existing or future acquired operations; the possibility of terrorist attacks and the consequences of any such attacks; and general economic conditions.
Holly and Frontier caution that the foregoing list of risks and uncertainties is not exclusive. Additional information concerning these and other risks is contained in Holly’s and Frontier’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K and other SEC filings. All subsequent written and oral forward-looking statements concerning Holly, Frontier, the proposed merger or other matters and attributable to Holly or Frontier or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Neither Holly nor Frontier undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.
The following is a transcript of Frontier’s Fourth Quarter 2010 Earnings Conference Call dated February 14, 2011 at 4:00 PM GMT.

FINAL TRANSCRIPT FTO — Q4 2010 Frontier Oil Earnings Conference Call Event Date/Time: Feb. 24. 2011 / 4:00PM GMT

FINAL TRANSCRIPT
Feb. 24. 2011 / 4:00PM, FTO — Q4 2010 Frontier Oil Earnings Conference Call
CORPORATE PARTICIPANTS
Michael Jennings
Frontier Oil — Chairman, President & CEO
Jim Stump
Frontier Oil — Vice President of Refining Operations
Joey Purdy
Frontier Oil — Vice President of Commercial Operations
Nancy Zupan
Frontier Oil — CAO and VP
Kristine Boyd
Frontier Oil — Manager of IR
Doug Aron
Frontier Oil — EVP & CFO
CONFERENCE CALL PARTICIPANTS
Gary Stromberg
Barclays Capital — Analyst
Chi Chow
Macquarie Research — Analyst
Blake Fernandez
Howard Weil Incorporated — Analyst
Ben Hur
Morgan Stanley — Analyst
Doug Leggate
BofA Merrill Lynch — Analyst
Jeff Dietert
Simmons & Company International — Analyst
PRESENTATION
Operator
Welcome to the fourth quarter 2010 earnings call. My name is John and I’ll be your operator for today’s call. At this time all participants are in a listen-only mode. Later we’ll conduct a question-and-answer session. Please note that this conference is being recorded. I will now turn the call over to Ms. Kristine Boyd, Director of Investor Relations. Ms. Boyd, you may begin.

Kristine Boyd — Frontier Oil — Manager of IR
Thanks, John. Good morning and thanks to all of you who are joining us this morning for our fourth quarter 2010 earnings call. On the call this morning are Mike Jennings, Chairman, President and CEO, Doug Aron, EVP and CFO, Jim Stump, VP of Refining Operations, and other members of our executive management team. Before we get started, I would like to read our Safe Harbor statement.
The primary purpose of this conference call is to describe the assets, operations, and certain current and historical financial conditions associated with Frontier Oil Corporation. This information and associated comments made during the course of this conference call may include forward-looking statements concerning the Company. These may include statements of plans and

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2011 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FINAL TRANSCRIPT
Feb. 24. 2011 / 4:00PM, FTO — Q4 2010 Frontier Oil Earnings Conference Call
objectives for future operations. Statements of future economic performance or assumptions or estimates. The accuracy of these forward-looking statements is subject to a wide range of business risks and changes in circumstances that are described in the Company’s reports that are filed from time to time with the Securities and Exchange Commission. Actual results and outcomes often differ from expectations.
Please note our call today does not constitute an offer to buy or sell any securities related to our recently announced merger with Holly Corporation. All solicitations to buy securities and to secure shareholder proxy votes will be made under current SEC rules and regulations. I would now like to turn the call over to our Chairman, President and CEO, Mike Jennings.

Michael Jennings — Frontier Oil — Chairman, President & CEO
Thank you, Kristine. Good morning and thanks for joining us today. This morning Frontier reported $4 million in net income or $0.03 per diluted share during the fourth quarter of 2010 compared to a 2009 fourth quarter loss of $75 million or negative $0.72 per share. Results for the most recent quarter included an after-tax inventory hedging loss of $10 million or $0.09 per share compared to an after tax inventory hedging loss of $5 million or $0.05 per share for the fourth quarter of 2009. The year-over-year improvement in fourth quarter results was due to increases in each of the major contributors to refining profitability.
Domestic diesel demand continued its steady increase, boosted by export opportunities in the global markets and it ended the year about 3.5% up from 2009. Frontier’s average diesel crack spread increased by more than $8 over the fourth quarter of 2009 to $15.21 per barrel in the most recent quarter. Gasoline demand improved through 2010, though to a lesser degree, at about 0.5% over 2009 and Frontier’s average gas crack increased to $5.65 per barrel in the fourth quarter of 2010, up from $4.40 in the same period of 2009. Crude differentials have been a meaningful part of the economic recovery story over the past year. Particularly for complex refiners such as Frontier.
Our average light heavy differential almost doubled to $14.86 per barrel in the most recent quarter compared to $7.71 per barrel in the fourth quarter of 2009 while the average sweet sour differential increased modestly to $2.58 per barrel in the most recent quarter up from $2.27 in the same period of 2009. The net effect of these improvements in crack spreads and crude gifts was a noticeable improvement in our gross refining margins of $7.52 per barrel in the fourth quarter of 2010 compared to $1.55 per barrel in the same period of 2009. We also lowered refinery operating costs by about $5 million in the fourth quarter of 2010, versus the fourth quarter of the prior year. On a per barrel basis, $4.18 down from $5.90.
In December, the El Dorado Refinery completed it’s go finer project, a gas oil hydrotreater intended principally for gasoline sulphur compliance but with the added benefit of improving the effective capacity of our cat cracker and gaining higher white product yields through feed stock improvement. Jim Stump will have more on this later in the call. I would like to revisit, for a moment, the two demand numbers for 2010 that I mentioned previously. 3.5% and 1.5% growth for distillate and gasoline respectively. These statistics represent what most of us in the refining industry have been forecasting since 2009, when the catch phrase among refiners and analysts became one of cautious optimism for 2010 and the year was just that.
A slow but upward trending improvement and demand and a year of result that, for most of us in the business, were not spectacular but certainly better than 2009. From my perspective, the demand outlook continues to be one of a gradual recovery for refined product demand over the next few years with distillate leading the way as a global product and gasoline trending upward with domestic employment and improvements in the US economy. However, in 2011 a very different dynamic has emerged to drive refining profitability. One not necessarily demand related but instead attributable to the disconnect between the pricing of mid continent crudes versus those available on the coast. As our friends in the up stream side of the business saw a return to profitability with crude prices ramping from $35 to $80 in 2009 and hitting $90 per barrel by the end of 2010, capital investments in North American crude production have returned and domestic drilling has flourished aided by recent advancements in drilling technologies.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2011 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FINAL TRANSCRIPT
Feb. 24. 2011 / 4:00PM, FTO — Q4 2010 Frontier Oil Earnings Conference Call
The combined estimate for annual production growth in Canada, the Bakken, Permian, Eagle Ford and Niobrara is over 300,000 barrels a day and recently completed crude pipelines flowing this month are now providing a route for this rapidly increasing domestic production to reach Cushing, Oklahoma. However, there has been no substantial addition to the refining capacity in mid con to absorb this new supply of crude and cushing lacks sufficient pipeline offtake capacity to move crude into different markets. The resulting oversupply has driven significant decline in WTI pricing of as much as $20 per barrel off of similar coastal light sweet crudes and it has widened the discount on other mid con crudes forced to complete in this land-locked dynamic. In January and February, the monthly averages for differentials on heavy sour crudes, widened to $26 and $23 respectively, compared to about $14 in October and November of 2010. In addition, we’re seeing some unusual weaknesses in WTS with the differential approaching $7 and averaging over $5 for the month of March. Relative to about $2 in the past year.
The interesting question becomes one of how long will this last? Well there is certainly incentive at these spreads to find short-term transportation alternatives to get this crude to the coast, no obvious low cost logistical solutions have emerged to narrow the arbitrage. In the meantime, all of the crudes being processed at Frontier’s refineries are priced at WTI or less and our refining margins are benefiting significantly. While the operating environment has improved materially for us in 2011, we also remain focused on our internal improvement efforts. This year we’ll be installing the LPG recovery project in Cheyenne by midyear and completing the final phases of the profitability improvement initiative by year end. Both refineries continue to focus on safe, efficient and reliable operation and we continue to be conservative with our approach to operating and capital expenditures.
We’re really pleased to be reinstating our regular quarterly cash dividend of 6% this year — or pardon me, $0.06 per share this year and to supplement this with an additional special dividend of $0.28 per share. Finally, the biggest news for our Company in 2011 is clearly our recently announced merger with Holly Corporation which is expected to close early in the third quarter. Matt and I spoke with you on the call earlier this week about our objectives in combining these two companies, including scale, diversity, financial strength, operating synergies between the refineries and logistics and marketing opportunities. What I’d like to highlight about this combination is the strengths of the businesses we’re bringing together. As you know from prior calls, Frontier’s strategic review cast a broad net but in each case I came back to viewing Holly as the obvious partner to build Frontier Oil for the future. With that, I’ll turn it over to Jim Stump for a discussion of our quarterly operations.

Jim Stump — Frontier Oil — Vice President of Refining Operations
Thanks, Mike and good morning, everyone. In El Dorado for the fourth quarter, crude through-put averaged about 130,800 barrels per day and total charges about 144,100 barrels per day. Operating expenses averaged $3.64 per sales barrel or $50.1 million on an absolute basis. In Cheyenne in the fourth quarter, crude through-put averaged about 46,600 barrels per day and total charges about 49,300 barrels per day. Operating expenses averaged $5.72 per sales barrel or $27.8 million on an absolute basis, which include about $2 million of restructuring write-offs related to Cheyenne’s warehouse inventory.
For the first quarter of 2011, El Dorado’s expected to average crude rate is about 134,000 barrels per day, total charges about 145,000 barrels per day and expected operating costs of about $3.50 per sales barrel. Cheyenne is expected average crude rate in the first quarter will be about 42,000 barrels per day, total charges about 44,000 barrels per day, and expected operating costs of about $5.70 per sales barrel, which is inflated due to 10% fewer sales barrels in the first quarter which is a result of building gasoline and blend stocks in front of our upcoming turn-arounds. As Mike mentioned, we have had a wide variety of crudes to choose from at steeply discounted pricing this quarter and are increasing our heavy crude rounds to about 25% heavy in El Dorado and about 60% heavy in Cheyenne, which is a combined total of about 60,000 barrels per day, or about a third of our total crude capacity. As Mike mentioned, the final phase of the El Dorado Go Finer project was installed late in the fourth quarter. The unit started up as planned and is easily meeting our requirements to produce low sulphur gasoline.
We’ll be providing our determination of additional yield of light products as a result of the Go Finer project, in next quarter’s call once we have a full quarter of operations under our belt for the new unit. We continue progress on our profitability initiative in Cheyenne with the LPG Recovery project on track for completion in mid 2011. Our next scheduled major turn-arounds will

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2011 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FINAL TRANSCRIPT
Feb. 24. 2011 / 4:00PM, FTO — Q4 2010 Frontier Oil Earnings Conference Call
be the FCC and Alky units in Cheyenne, in late March and April of this year and the El Dorado Alky unit turn around has been rescheduled from the fall of this year to the spring of 2012. And with that Doug is going to wrap up our call.

Doug Aron — Frontier Oil — EVP & CFO
Thank you, Jim. We generated $172 million in operating cash flows, net of $164 million decrease to working capital and spent $23 million in capital investments in the fourth quarter of 2010. We ended the year with a cash balance of $559 million, which exceeded debt by $211 million. As of December 31, we have remaining income tax receivables of $49 million, of which $18 million relates to overpayment of 2010 estimated taxes and the remaining $30 million is a carry-back from prior year’s tax returns. For our capital budget we spent a total of $85 million in 2010, leaving some unspent capital by year end which will carry over into our 2011 budget. Including $25 million for the LPG project in Cheyenne, our 2011 capital budget is expected to total $110 million.
We had a reclassification of expenses this quarter that I would like to highlight. To be more consistent with our industry peers the Company has reclassified turn around and catalyst amortization from refinery operating expenses to depreciation and amortization. This reclass increased our DD&A for the fourth quarter by $5.8 million and for the full year of 2010 by $23.8 million. It reduced our average operating cost per barrel in Cheyenne by $0.34 for the fourth quarter and by $0.42 for the full year. And in El Dorado reduced operating expenses by $0.31 per barrel for the fourth quarter and $0.32 per barrel for the full year.
During the fourth quarter, build and intermediate inventories had a material impact and raw material costs at each of our refineries under the LIFO inventory accounting method. In Cheyenne, the inventory impact reduced fourth quarter gross margins by about $0.42 per sales barrel and in El Dorado the inventory impact reduced fourth quarter gross margin by about $0.88 per sales barrel. Our hedging results contributed a loss of $9.6 million after taxes to fourth quarter results due to about a $10 increase in crude price through the quarter. Finally, let me update you on our quarter-to-date crack spreads and crude oil differentials. For Cheyenne, the gasoline crack spread averaged about $10 for January and approximately $16.50 month to date in February. The diesel crack spread averaged about $21 for January and about $30 month to date in February.
Lastly in Cheyenne, the light heavy differential, including transportation, is expected to average $20 per barrel for the first quarter of 2011. Moving to El Dorado, the gasoline crack spread averaged about $12.50 for January and about $17 month to date in February. And the diesel crack spread is $20 per barrel for January, and approximately $27 month to date in February. Lastly, the light heavy differential, including transportation, is expected to average $17 per barrel for the first quarter in El Dorado. Certainly very robust numbers for the months of January and February and as Mike pointed out, largely due to the spread between WTI and lighter crude oils, the ones that we’re proud to be taking advantage of and hope will continue for several months to come. With that, John, that completes our prepared remarks and we’re ready to take questions.

QUESTIONS AND ANSWERS
Operator
Thank you. We will now begin the question-and-answer session.
(Operator Instructions)
Our first question comes from Jeff Dietert from Simmons. Please go ahead.

Jeff Dietert — Simmons & Company International — Analyst
Good morning.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2011 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FINAL TRANSCRIPT
Feb. 24. 2011 / 4:00PM, FTO — Q4 2010 Frontier Oil Earnings Conference Call

Michael Jennings — Frontier Oil — Chairman, President & CEO
Hi, Jeff.

Jeff Dietert — Simmons & Company International — Analyst
You mentioned in your opening remarks that West Texas Sour was trading $5 to $7 below WTI. Could you talk about some of the major drivers there and the production that is coming on, in the Permian in particular but maybe some of the other regions, how much of that is sour versus sweet?

Michael Jennings — Frontier Oil — Chairman, President & CEO
Let me ask Joey Purdy who is in charge of our Commercial Operations to talk about that dynamic. It’s really interesting the way it has moved in the last few months. Joey?

Joey Purdy — Frontier Oil — Vice President of Commercial Operations
Hi, Jeff. I think — I don’t have a number for you as far as percentage of sweet versus sour out of the shale plate but I do believe it is predominantly the lighter sweet crude and I think the same thing is going on in the Permian. The other thing going on, on sour crude or at least West Texas Sour we believe, and this has been a little bit under the radar screen, that we — that there has been some weather-related down time in west Texas, right and that’s probably in the numbers as well. But the $5 number, we haven’t hit that since I think December of ‘08. What happened in the past, when we got heavily contained on the Merck contract, is you would see TS pull in against WTI and actually get tight as well and we saw that both in Q1 of ‘09 and Q2 of 10 and this time it was different. And I think it’s little bit early to say for sure what is happening in the back — the outer months or trading is weak (inaudible) certainly but we think this is a phenomenon where the West Texas Sour crudes are going to have to increasingly compete against Canadian heavy crudes that are getting ready to come into Cushing via Keystone. And that’s a fundamental shift. Instead of trading off of a TI minus a discount they’re going to trade more at Canadian Heavy plus a premium. And El Dorado bread and butter for years and years was WTS and we have a lot of leverage, or potential leverage, with that barrel if the market pays us to run it so, that’s something we’re going to be watching closely.

Jeff Dietert — Simmons & Company International — Analyst
Very well. Could you make some remarks as to what you’re seeing with the use of rail, truck and barge equipment? Are those types of transportation methods capacity constrained? How are you seeing them being utilized to try to take advantage of the arbitrage between WTI and LLS?

Michael Jennings — Frontier Oil — Chairman, President & CEO
Joey, can you speak to that, please?

Joey Purdy — Frontier Oil — Vice President of Commercial Operations
Sure. That is certainly going on. When you get a $20, whatever you want to call it, arbitrage to move a crude from one region to another one you mobilize a whole fleet of entrepreneurs out there to take advantage of it. And the problem is that’s very fragmented. You can’t see it. You hear a lot of anecdotal stories about barges moving out of one river, down the river which I expect to happen or is happening. We also — certainly there are unit train operations in the Bakken and I expect are moving flat out. But at the end of the day, it takes a while to gear up those resources and if you do not have the rail facilities and what not

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2011 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FINAL TRANSCRIPT
Feb. 24. 2011 / 4:00PM, FTO — Q4 2010 Frontier Oil Earnings Conference Call
to do that right, there is only a limited volume that you can move in the short-term, right. So that is certainly going on but I’m not sure it’s enough to kind of clear the market. I think one of the things — a lot of this is about increased domestic production but one of the things that I think has been missed a little bit is pipeline capacity into the Chicago market and Eastern PADD II market is still limited. There are clearly a lot of barrels coming into Cushing or getting ready to come into Cushing via Keystone that would prefer to go into Chicago or Eastern PADD II market and they can’t get there because of limits on Enbridge’s system and I believe some logistic limits on Keystone’s deliveries into Patoka as well and I do not believe enough barges and trucks can — and rail cars can move to clean that volume up in the short-term. So a lot of moving parts, but it feels like this is somewhat sustainable.

Jeff Dietert — Simmons & Company International — Analyst
Thanks for your comments.

Michael Jennings — Frontier Oil — Chairman, President & CEO
Thank you, Jeff.

Operator
Our next question comes from Doug Leggate from Bank of America. Please go ahead.

Doug Leggate — BofA Merrill Lynch — Analyst
Thanks. Good morning, everybody.

Kristine Boyd — Frontier Oil — Manager of IR
Good morning.

Doug Leggate — BofA Merrill Lynch — Analyst
A couple of things from me. Just on the question of sustainability and I guess it’s right on the back of Jeff’s question. Obviously it’s kind of difficult to put a number on it, but we’re seeing, I guess overlaps of, Brent versus WTI up in the mid teens. Assuming the geo political situation gets some resolution over the next several months, winter is over and so on, what do you think is a reasonable kind of guesstimate at this point as to how the actual mechanics of the pipeline constraints translate into a normal or normalized WTI Brent discount. In other words what should we be thinking in terms of what the advantage should be on a go-forward basis?

Michael Jennings — Frontier Oil — Chairman, President & CEO
Well, Doug, I think that we if look back, we saw a consistent $5, $6 a barrel for the TILL differential. At times when the Canadian pipes were not constrained due to the FEMSA and maintenance issues and since then we’ve had continuing production growth. Further we’re going to have Keystone deliveries direct to Cushing. So it’s — I think Joey said it best. There are a lot of moving parts and that’s why it’s difficult to forecast. But I would say it’s directionally in excess of what it’s been in the past because you have more pressure on the Cushing market through additional delivery capacity and production growth. So looking forward, it’s going to take very substantial pipeline investment out of Cushing in order to rebalance that. And the pipes that we’re talking about will take years to put in the ground.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2011 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FINAL TRANSCRIPT
Feb. 24. 2011 / 4:00PM, FTO — Q4 2010 Frontier Oil Earnings Conference Call

Jim Stump — Frontier Oil — Vice President of Refining Operations
Doug, I would add to that, while it gets very hard for us to forecast that number and I do not think anybody expects it to stay perhaps as wide as the $20 or $23 that it got to at the lightest point, I also think the forward curve was representing that historical view of $3 or $4 by the time we get out to the fourth quarter that Mike mentioned and we do not see how it can go back to that given all of the constraints exist that Joey described in the short-term. And so I think somewhere between those answers, but something that represents double digits for 2011 average is certainly something we expect.

Doug Leggate — BofA Merrill Lynch — Analyst
I realize this is a tough one to answer and you’re using three and obviously we’re feeling a bit sought on that right now. But if I could ask two quick follow-ups. The first one is on your diesel yields, I mean normally the system as a whole for the US would typically look at maximizing gasoline yield as we get into summertime but given what’s happened with diesel and it gets some help from the Brent differential to some extent, how would you see your yields — how would you look to operate your system as you go into the summer? Would you stay max diesel or how are you thinking about that?

Jim Stump — Frontier Oil — Vice President of Refining Operations
Well we’re driven by current economics. And my view is that distillates will trade in advance of gasoline just principally because of the global dynamic. Distillates obviously trading right in line with Brent and we see a sustained discount of TI to Brent through the summer so, my expectation is that we’ll be on max distillate mode and we tend to be able to produce about 60,000 barrels a day of Distillate in El Dorado versus 80 of gasoline when we’re in max diesel mode and Cheyenne the comparable numbers are more like 17, 17.5 of diesel versus 26, 27 of gasoline as blended up with ethanol.

Doug Leggate — BofA Merrill Lynch — Analyst
Thanks. The final one for me and forgive me, this is I guess a little tough question to answer also, a little bit tougher, you could say, I guess, Mike, this is one for you, if you think this is sustainable and Frontier obviously has a substantial exposure to that, you’ve basically just sold the Company when this is only really just getting started, to some extent. Clearly your mergings and merger equals all of the rest of it, but is it a part you consider as well perhaps the evaluation is maybe a little understated in the way that you — the price that you decided to do this deal?

Michael Jennings — Frontier Oil — Chairman, President & CEO
In the way the question is asked it sounds like you have a view, Doug. My view is absolutely opposite of that. Our merger partner has a lot of the exact same exposure as do we. If you look at the geography and the drivers there, I think you can draw a reasonable conclusion that they’re very exposed to inland crudes, they’re exposed to sour discounts, they’re exposed to a Salt Lake market which has been phenomenal and probably improved as a result of the UNAAB pipeline. So, I believe we’ve chosen wisely and in respect to selling the Company, I don’t really view the transaction in that manner. I view it as a merger of equals. Our shareholders continue to participate in a bigger, stronger, and I believe, more profitable combined Company that retains a lot of the very strong differentiated advantages that Frontier has, while diversifying our exposure over a few more plants and a few more product markets. So I obviously think it’s a big winner and I think it will drive value growth and actual growth in the Company going into the future.

Doug Leggate — BofA Merrill Lynch — Analyst
I appreciate you answering that. Thanks a lot.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2011 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FINAL TRANSCRIPT
Feb. 24. 2011 / 4:00PM, FTO — Q4 2010 Frontier Oil Earnings Conference Call
Michael Jennings — Frontier Oil — Chairman, President & CEO
Sure.

Operator
Our next question comes from Evan Calio from Morgan Stanley. Please go ahead.

Ben Hur — Morgan Stanley — Analyst
Good morning, gentlemen. It’s actually Ben Hur. Wanted to first congratulate you again on the merger with Holly. But my question is on the product side, actually, versus the crude side this morning. I was just wondering if you could comment on supply — the supply-demand balance in your markets and maybe talk about the impact of running at higher utilization rates obviously for the crude prices and what’s the impact that will have on product imports and reasonable balances in your markets?

Jim Stump — Frontier Oil — Vice President of Refining Operations
Well let me start out and I’ll ask Joey Purdy to fill in the blanks for me. By nature, the product markets balance. And the question is how much imports have to come into our various markets in order to make that happen. With respect to PADD II, the obvious source of imports are those coming up from the Explorer pipeline from the Gulf of Mexico. And call that something like 600,000 barrels a day. We obviously have a much stronger crude advantage and thus resulting refining margin in our ability to run the TI and the land-lock crudes than do the coastal refiners. With the Rockies market, at least for the eastern front, you have probably 50,000 barrels a day coming up from PADD III, that being the panhandle refiners, McKeon border and that helps to balance. As well as products coming up through the Magellan Chase system pipeline from the Tulsa market into Denver. And you have the Billings and Rawlings refineries in Casper being able to go out into the eastern front or the western slope so there is a swing factor there in PADD IV, as to which way those barrels could go. The Salt Lake refiners serve that local marketplace as well as going into the intermountain west. But the advent of the UNAAB pipeline really kind of connects the system together, if you think about it. It ultimately allows [fungably] anyway mid continent product production to flow to California and that’s going to be a huge competitive advantage for those who are able to participate in it. Ourselves and our merger partner Holly are obviously high on that list, particularly given their ownership in the line. So that’s something that will evolve as time goes forward but I think it’s going to be a very strong profit driver for the combined Company.

Ben Hur — Morgan Stanley — Analyst
Great. Thank you.

Jim Stump — Frontier Oil — Vice President of Refining Operations
Thank you, Ben.

Michael Jennings — Frontier Oil — Chairman, President & CEO
Joey, do you have anything you can illuminate that with?

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2011 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FINAL TRANSCRIPT
Feb. 24. 2011 / 4:00PM, FTO — Q4 2010 Frontier Oil Earnings Conference Call
Joey Purdy — Frontier Oil — Vice President of Commercial Operations
Just a little bit more of the same. My comment on that is our job in the mid con is to back out the price. If you look at PADD II and IV together there is not enough refining capacity to shut down the product imports into the PADD and that’s what Mike is saying how everything will rebalance, right. So the crude market is clearly paying us to run hard and incrementally what that does is that backs products back into the gulf and that’s our job to do that.

Jim Stump — Frontier Oil — Vice President of Refining Operations
Thanks, Joey.

Operator
Our next question comes from Blake Fernandez from Howard Weil. Please go ahead.

Blake Fernandez — Howard Weil Incorporated — Analyst
Good morning, everyone. Thanks for taking my question.

Michael Jennings — Frontier Oil — Chairman, President & CEO
Hi, Blake.

Blake Fernandez — Howard Weil Incorporated — Analyst
I had a question for you on Cheyenne. If I recall, I think the original target, if you will, on cost reduction was about $3 to $4 a barrel of which about $1.50 was specifically going to be targeted on the OpEx side. And I know things got kind of rattled a little bit in third quarter with the fire. But I’m just trying to get a feel for where we stand on that progress and how he see that going forward? I believe it was $5.72 a barrel which seems like maybe we’re not quite all the way there yet. But wanted to bounce that off of you.

Michael Jennings — Frontier Oil — Chairman, President & CEO
Yes, that’s a fair point. And we’re not all the way there yet in Cheyenne. But we’ve had some incidents in the fourth quarter around unreliability that really knocked us off track. I think fundamentally, we have performed a lot of the things that we need to in order to reach that goal in terms of the basic cost structure as per plan. And now the issue in front of Cheyenne is really around refinery reliability and that is a way to stay safe and eliminate the unplanned incidents. So Jim, you can add more to that?

Jim Stump — Frontier Oil — Vice President of Refining Operations
Sure, Mike. Focus is kind of on OpEx. I mentioned $2 million of inventory write offs we had in the fourth quarter and we also had a few million dollars of environmental-related expense and completing some environmental projects we had going on in the plant which are now done. So, I think the fourth quarter numbers were inflated by about $4 million by events we shouldn’t see a repeat of. Mike also mentioned some unreliability. We had kind of a hand rigger of a diesel hydrotreater problem we had a very small leek in an exchanger that took a while to troubleshoot and took a shut-down to correct so, that kind of impacted our December operations there and ended up cutting some crude from the refinery and some added expense. So, as Mike

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2011 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FINAL TRANSCRIPT
Feb. 24. 2011 / 4:00PM, FTO — Q4 2010 Frontier Oil Earnings Conference Call
mentioned, I think the road is paved and we’re well on our way and occasionally we’re hitting a few potholes. But we feel like the plant is set up to do well, LPG recovery project coming on a little later this year and still working on some energy initiatives that are a little longer term to complete.

Blake Fernandez — Howard Weil Incorporated — Analyst
Okay. That’s great. Thank you. And then the other question I had for you was on the income tax receivable. We were kind of modeling $74 million. It sounds like you’ve only got $49 million remaining. Is that a first quarter type of event to receive that or you can give us some color on time frame?

Michael Jennings — Frontier Oil — Chairman, President & CEO
Nancy, could you please address that for us?

Nancy Zupan — Frontier Oil — CAO and VP
Yes, $18 million of that was over payment of 2010 tax estimates. And we have filed for a quick refund on that so we would expect that in the second quarter. The remainder of it relates to NOL carrybacks from prior years and it is in the process of being reviewed but we are currently estimating that for the third quarter receivable.

Blake Fernandez — Howard Weil Incorporated — Analyst
Okay. Great. Thank you so much. I’ll let someone else hop on. Thank you.

Michael Jennings — Frontier Oil — Chairman, President & CEO
Thank you, Blake.

Operator
(Operator Instructions)
Our next question comes from Chi Chow from Macquarie Capital. Please go

Chi Chow — Macquarie Research — Analyst
Thanks, good morning.

Michael Jennings — Frontier Oil — Chairman, President & CEO
Hi Chi.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2011 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FINAL TRANSCRIPT
Feb. 24. 2011 / 4:00PM, FTO — Q4 2010 Frontier Oil Earnings Conference Call
Chi Chow — Macquarie Research — Analyst
Hi. I have a couple of questions on Cheyenne as well. You can help us out on the modeling impact of the LPG project and how should we think about the change in the yield profile of the plant and/or the margin capture?

Michael Jennings — Frontier Oil — Chairman, President & CEO
I’m going to ask Jim Stump to talk you through that, please.

Jim Stump — Frontier Oil — Vice President of Refining Operations
You bet. And I do not have numbers in front of me. But the LPG recovery project pulls LPGs, butanes, propanes and LPG Olefin’s from our fuel gas system. So we do not burn those any more and we have to buy some more natural gas to make up for it, but of course natural gas remains cheap compared to refiner products so we’ll be producing more propane for sales and more butane for gasoline blending but we’ll also produce more gasoline as those Olefinic LPGs are recovered and sent to our Alky plant. And as I said, I don’t have recovery numbers in front of me but it’s several thousand barrels of — a few thousand barrels of LPGs and gasoline increased production in about 4 million feet a day of natural gas to make up the BTUs into the fuel gas system.

Chi Chow — Macquarie Research — Analyst
Okay, so it’s a gasoline —

Michael Jennings — Frontier Oil — Chairman, President & CEO
I’m sorry, Chi. I was going to add to that, for modeling purposes, in terms of additional margin capture, today’s natural gas price and propane prices you would expect on a full year run rate a little better than $20 million of incremental EBITDA. Given that we’re expecting sort of a late June start-up of this, obviously we would pick up half of that for 2011.

Jim Stump — Frontier Oil — Vice President of Refining Operations
And we’ll get with you offline in terms of capture rate and the specifics in terms of the refinery volume metrics.

Chi Chow — Macquarie Research — Analyst
Okay. But in general you have a couple 2,000 to 3,000 barrels per day of gasoline production and savings from the year on natural gas prices.

Jim Stump — Frontier Oil — Vice President of Refining Operations
Chi, It’s not all gasoline. A significant amount is the propane recovery, so it’s total propane, potentially some butane sales and gasoline production make up that couple of thousand of barrels a day. But we can get exact numbers.

Chi Chow — Macquarie Research — Analyst
Okay. That’s great. Another question. You produced a lot more asphalt in the fourth quarter due to the higher runs of heavies. You can comment on the margins you’re receiving on those volumes and what is the macro look like for asphalt?

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2011 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FINAL TRANSCRIPT
Feb. 24. 2011 / 4:00PM, FTO — Q4 2010 Frontier Oil Earnings Conference Call
Jim Stump — Frontier Oil — Vice President of Refining Operations
Joey, you want to speak to that, please?

Joey Purdy — Frontier Oil — Vice President of Commercial Operations
Yes. Wholesale margins are still, in our markets, in the $350 a ton range. Retail is not very active yet but we’re getting close and we’re still seeing numbers, you know $425 plus in our markets it’s kind of what we’re anticipating. Clearly the heavy market —we were able to wholesale asphalt in December, January and February. We’ve had sales I think some volume sales every month and I think $350 is probably a pretty good number. I don’t know if that’s an average but it’s in that ballpark. So the market appears to be holding up pretty good and clearly the heavy market has paid us to run outside our coker and produce excess asphalt.

Chi Chow — Macquarie Research — Analyst
Okay. How does the Holly integration — how’s that going to help you out with your asphalt marketing unit?

Michael Jennings — Frontier Oil — Chairman, President & CEO
Chi, out of El Dorado we have traditionally participated very sporadically in the retail asphalt business. We have mainly sold DTB’s and we sell them on a wholesale business. Holly’s established network terminals and experience in that business we view as helping us get more quickly into that business and to participate in a bigger way at higher prices, just through being able to use those networks.

Chi Chow — Macquarie Research — Analyst
Okay. So you expect a margin improvement then going forward?

Michael Jennings — Frontier Oil — Chairman, President & CEO
We do expect to be able to participate more in those markets, yes.

Chi Chow — Macquarie Research — Analyst
Okay. Okay, thanks for your comments.

Michael Jennings — Frontier Oil — Chairman, President & CEO
Thanks, Chi.

Operator
Our next question comes from Gary Stromberg from Barclays Capital.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2011 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FINAL TRANSCRIPT
Feb. 24. 2011 / 4:00PM, FTO — Q4 2010 Frontier Oil Earnings Conference Call
Gary Stromberg — Barclays Capital — Analyst
Hi, good morning.

Jim Stump — Frontier Oil — Vice President of Refining Operations
Hello.

Gary Stromberg — Barclays Capital — Analyst
Just one question. In the past, I seem to recall that Frontier has been limited somewhat on dividends to shareholders based on your restricted payments basket limitation in your senior bonds. Could you just tell us how big that basket as at year end?

Michael Jennings — Frontier Oil — Chairman, President & CEO
I can. It was in the $250 million. The numbers are a little different between the two but in total I think the more limiting one had us right at $250 million.

Gary Stromberg — Barclays Capital — Analyst
Okay. And then what impact, if any, does the pending merger have on that basket?

Michael Jennings — Frontier Oil — Chairman, President & CEO
Well, I would tell you that as part of the merger agreement, I think both sides are prohibited from anything beyond the — beyond the normal regular quarterly dividend.

Gary Stromberg — Barclays Capital — Analyst
Oh, I see. Okay. And then I guess finally — go ahead.

Michael Jennings — Frontier Oil — Chairman, President & CEO
No, I’m sorry, you go ahead.

Gary Stromberg — Barclays Capital — Analyst
Okay, I guess finally, is there anything about the merger that would require those senior notes either Frontier’s or Holly’s to come out, any covenants or limitations?

Michael Jennings — Frontier Oil — Chairman, President & CEO
No. There is an investor put — we have on our side, as Holly will be the acquiring Company in the merger of equals, our investors will have a put at 101. We’re seeing both of our issues trading well in excess of that today. So it would be difficult to handicap. I don’t mean to presume what bond investors would do but we don’t view them as going away immediately.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2011 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FINAL TRANSCRIPT
Feb. 24. 2011 / 4:00PM, FTO — Q4 2010 Frontier Oil Earnings Conference Call

Gary Stromberg — Barclays Capital — Analyst
Okay. Yes, I would agree. That’s all I had. Thank you.

Michael Jennings — Frontier Oil — Chairman, President & CEO
Thanks, Gary.

Operator
We have no further questions that time.

Michael Jennings — Frontier Oil — Chairman, President & CEO
Well thank you very much and thanks for joining us today.

DISCLAIMER
Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes.
In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies’ most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.
THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY’S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY’S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.
©2011, Thomson Reuters. All Rights Reserved.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2011 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.